February 5, 2025

Andrew Brodkey
Chief Executive Officer
Idaho Copper Corporation
800 W. Main Street , Suite 1460
Boise, ID 83702

       Re: Idaho Copper Corporation
           Amendment No. 4 to Registration Statement on Form S-1
           Filed January 24, 2025
           File No. 333-280762
Dear Andrew Brodkey:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 25

1. We note you disclose that you "do not have sufficient resources to effectuate your business" and "expect to incur expenses offset by revenues during the next twelve months of operations." You also state that "the Company does not project revenue for the next few years." Please expand on the revenues you expect to offset expenses during the next twelve months of operations, given that you historically have had no revenue or revise the contradicting statements accordingly. We note that we have previously issued this comment.
 February 5, 2025
Page 2

       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments. Please contact Cheryl Brown at 202-551-3905 or Irene
Barberena-Meissner at
202-551-6548 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Cassi Olson, Esq.